Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO:  STAKE IN UNICREDIT

Torino, Milano, 6th June 2007 – Today, Intesa Sanpaolo has notified Consob – by filing the relevant form 120 A – that on 1st June 2007, the Intesa Sanpaolo Group descended below the 2% threshold in the ordinary share capital of UniCredit.

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